January 30, 2015

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

     Re:   Calvert Social Investment Fund
              File numbers 002-75106 and 811-03334

Ladies and Gentlemen:
As Counsel to Calvert Investments, Inc., it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 79 of the Trust will, when sold, be legally issued, fully paid and non-assessable.
Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 79 to its Registration Statement.

Sincerely,
/s/Lancelot A. King
Lancelot A. King
Associate General Counsel